UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2010

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 21 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	21 April 2010
Number	11/10

BHP BILLITON PRODUCTION REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2010

•	BHP Billiton reached agreement with the majority of its iron ore customers to permanently move existing contracts to index based prices on a landed equivalent basis.

•

Record petroleum production was achieved for the nine months ended March 2010 with strong growth in its high margin crude operations, following the successful start-up of Pyrenees (Australia) and strong performances from operations in the Gulf of Mexico (USA).

•

Year to date production records for iron ore on the back of projects delivered from our deep inventory of ongoing expansions. Western Australia Iron Ore (Australia) and Samarco (Brazil) also achieved year to date production records.

•

Year to date production records were also achieved for nickel, alumina and zinc, and at North West Shelf, Hunter Valley Energy Coal, Nickel West and Worsley (all Australia), Mad Dog (USA), Alumar refinery (Brazil) and Zamzama (Pakistan).

•	Quarterly production records achieved for alumina, and at North West Shelf and Worsley (both Australia) and Samarco and Alumar refinery (both Brazil).

•	Iron ore and metallurgical coal production was impacted by weather related disruptions.

Petroleum

	MAR 2010 YTD	MAR 2010 QTR	MAR YTD10 vs MAR YTD09	MAR Q10 vs MAR Q09	MAR Q10 vs DEC Q09
Crude Oil, Condensate and Natural Gas Liquids (‘000 bbl)	69,476	21,915	26%	22%	-4%

Natural Gas (bcf)	281.63	89.58	5%	9%	-3%

Total Petroleum Products (million boe)	116.41	36.84	17%	16%	-4%

Total Petroleum Production – Petroleum has delivered its third consecutive year to date production record. Production was higher than the nine months ended March 2009 due to the successful start-up of Pyrenees, strong performances from Shenzi and Atlantis (both USA), and no weather related interruptions. This was partially offset by natural decline from existing producing fields. Production declined against the December 2009 quarter due to expected lower seasonal demand in eastern Australia and the planned manifold installation at Atlantis. The Atlantis manifold installation is expected to continue into the beginning of the June 2010 quarter.

Crude Oil, Condensate, and Natural Gas Liquids – Crude and condensate production was 29 per cent higher than the nine months ended March 2009 due to the successful start-up of Pyrenees and strong performance from Shenzi. Strong reservoir performance from Atlantis North and the lack of weather related impacts also contributed to the significant increase in crude production.

Production was lower than the December 2009 quarter due to natural field decline, the planned manifold installation at Atlantis, higher pricing impacting volume entitlements for Algeria and planned downtime at Stybarrow (Australia).

Natural Gas – Production was higher than the nine months ended March 2009 mainly due to the contribution from North West Shelf LNG Train 5, strong natural gas production in Pakistan and gas associated with strong production from the Gulf of Mexico assets. This was partially offset by natural field decline and a planned shut down at the UK operations.

Production was down against the December 2009 quarter mainly due to lower seasonal demand in eastern Australia.

Aluminium

	MAR 2010 YTD	MAR 2010 QTR	MAR YTD10 vs MAR YTD09	MAR Q10 vs MAR Q09	MAR Q10 vs DEC Q09
Alumina (‘000 tonnes) (a)	2,801	1,021	9%	24%	9%

Aluminium (‘000 tonnes)	932	306	1%	1%	-2%

Alumina – Production was higher than all comparative periods due to the continued ramp up of the Alumar refinery expansion and increased volume from Worsley. Alumar refinery ramp up period has been extended and will reach expanded capacity in late calendar year 2010. In the March 2010 quarter, Worsley recovered all the hydrate stockpiled during the calciner outage in the September 2009 quarter.

Aluminium – Production across all operations was in line with comparative periods.

Base Metals

	MAR 2010 YTD	MAR 2010 QTR	MAR YTD10 vs MAR YTD09	MAR Q10 vs MAR Q09	MAR Q10 vs DEC Q09
Copper (‘000 tonnes)	784.1	229.1	-13%	-19%	-15%

Lead (tonnes)	185,570	61,127	8%	29%	-3%

Zinc (tonnes)	152,857	46,597	28%	18%	-22%

Silver (‘000 ounces)	33,949	11,491	11%	32%	-2%

Uranium Oxide Concentrate (Uranium) (tonnes)	1,567	89	-45%	-90%	-74%

Copper – Production for the nine months and quarter ended March 2010 decreased mainly due to the Olympic Dam (Australia) Clark Shaft incident, industrial action at Spence (Chile), and lower grades at Cerro Colorado (Chile) and Antamina (Peru). The cessation of Pinto Valley (USA) sulphide mining also impacted production when compared to the nine months and quarter ended March 2009. This was in part offset by the successful repair of the Escondida (Chile) Laguna Seca SAG mill in the September 2009 quarter.

Production in the March 2010 quarter was also impacted by lower grade and safety interventions at Escondida. Lower production was partly offset by stronger production at Spence as it returned to capacity during the quarter following the industrial disruptions in the December 2009 quarter.

Recommissioning of the Clark Shaft commenced during the March 2010 quarter and it is expected to return to normal operation by the end of the June 2010 quarter. Olympic Dam also brought forward planned maintenance activities during the repair period.

Lead – Production was higher than the nine months and quarter ended March 2009 due to increased grade at Cannington (Australia).

Zinc – Production was higher than the nine months and quarter ended March 2009 due to higher zinc grade, and increased plant availability and utilisation at Cannington and Antamina. Production was lower than the December 2009 quarter due to lower ore milled at Cannington, and a decreased proportion of ore containing zinc at Antamina.

Silver – Production was higher than the nine months and quarter ended March 2009 due to increased grade at Cannington.

Uranium – Production was significantly below all comparative periods due to the Clark Shaft outage at Olympic Dam, noted above.

Diamonds & Specialty Products

	MAR 2010 YTD	MAR 2010 QTR	MAR YTD10 vs MAR YTD09	MAR Q10 vs MAR Q09	MAR Q10 vs DEC Q09
Diamonds (‘000 carats)	2,310	770	0%	-19%	1%

Diamonds – Production was lower than the March 2009 quarter due to lower average grade. During the quarter a higher proportion of ore was sourced from the Fox pit at Ekati (Canada).

Stainless Steel Materials

	MAR 2010 YTD	MAR 2010 QTR	MAR YTD10 vs MAR YTD09	MAR Q10 vs MAR Q09	MAR Q10 vs DEC Q09
Nickel (‘000 tonnes) (b)	127.7	43.3	30%	8%	-12%

Nickel – Production for the nine months ended March 2010 increased following the major furnace rebuild at Nickel West Kalgoorlie (Australia) in the prior period. Production in the March 2010 quarter was impacted by a restriction in hydrogen supply at Nickel West Kwinana (Australia) and by planned and unplanned downtime at Nickel West Kalgoorlie and Cerro Matoso (Colombia).

Iron Ore

	MAR 2010 YTD	MAR 2010 QTR	MAR YTD10 vs MAR YTD09	MAR Q10 vs MAR Q09	MAR Q10 vs DEC Q09
Iron Ore (‘000 tonnes)	93,719	31,164	7%	11%	-4%

Iron Ore – Production was higher than the nine months and quarter ended March 2009 due to the successful delivery of growth projects. Western Australia Iron Ore Rapid Growth Project 4 (RGP4) ramp up is progressing well. However, current quarter production was impacted by weather related disruptions and project tie-in activities at Western Australia Iron Ore.

Manganese

	MAR 2010 YTD	MAR 2010 QTR	MAR YTD10 vs MAR YTD09	MAR Q10 vs MAR Q09	MAR Q10 vs DEC Q09
Manganese Ore (‘000 tonnes)	4,403	1,710	11%	133%	11%

Manganese Alloy (‘000 tonnes)	365	171	-25%	64%	31%

Manganese Ore – Production continued to ramp up during the March 2010 quarter, in line with improved demand.

Manganese Alloy – As highlighted in the previous report, production reached full capacity at the end of the March 2010 quarter following the progressive recovery of market conditions.

Metallurgical Coal

	MAR 2010 YTD	MAR 2010 QTR	MAR YTD10 vs MAR YTD09	MAR Q10 vs MAR Q09	MAR Q10 vs DEC Q09
Metallurgical Coal (‘000 tonnes)	26,454	8,157	-2%	7%	-8%

Metallurgical Coal – Production for the quarter was impacted by wet weather disruptions at Queensland Coal and planned longwall moves at Illawarra Coal (both Australia). Cyclone activity resulted in the suspension of shipments from the Hay Point Coal Terminal (Australia) from 11 March 2010. During this period production was constrained due to limited stockpile capacity. All mines had returned to normal operations by mid April 2010.

Hay Point Coal Terminal resumed loading on 2 April 2010 from one berth and on 7 April 2010 from both berths. Further testing and repair work is continuing, with completion expected by the end of April 2010.

Energy Coal

	MAR 2010 YTD	MAR 2010 QTR	MAR YTD10 vs MAR YTD09	MAR Q10 vs MAR Q09	MAR Q10 vs DEC Q09
Energy Coal (‘000 tonnes)	49,861	16,342	2%	11%	6%

Energy Coal – Production was higher than all comparative periods mainly due to the continuing ramp up of the Klipspruit (South Africa) expansion and record production at Hunter Valley Energy Coal. During the March 2010 quarter, long vessel queues at the Newcastle Port (Australia) delayed export sales from Hunter Valley Energy Coal.

(a)	Excluding Suriname which was sold effective 31 July 2009.
(b)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

This report, together with the Exploration and Development Report, represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 31 March 2010.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia Amanda Buckley, Media Relations Tel: +61 3 9609 2209 Mobile: +61 419 801 349 email: Amanda.Buckley@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Fiona Martin, Media Relations Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Americas

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			YEAR TO DATE		% CHANGE
		MAR 2009	DEC 2009	MAR 2010	MAR 2010	MAR 2009	MAR YTD10 vs MAR YTD09	MAR Q10 vs MAR Q09	MAR Q10 vs DEC Q09
PETROLEUM
Crude oil & condensate	(‘000 bbl)	15,613	20,506	19,736	61,890	47,805	29%	26%	-4%
Natural gas	(bcf)	82.19	92.81	89.58	281.63	267.69	5%	9%	-3%
Natural gas liquid	(‘000 bbl)	2,361	2,387	2,179	7,586	7,208	5%	-8%	-9%
Total Petroleum Products	(million boe)	31.67	38.36	36.84	116.41	99.63	17%	16%	-4%
ALUMINIUM
Alumina (a)	(‘000 tonnes)	825	939	1,021	2,801	2,579	9%	24%	9%
Aluminium	(‘000 tonnes)	304	313	306	932	923	1%	1%	-2%
BASE METALS
Copper	(‘000 tonnes)	282.8	271.1	229.1	784.1	899.9	-13%	-19%	-15%
Lead	(tonnes)	47,235	63,073	61,127	185,570	171,509	8%	29%	-3%
Zinc	(tonnes)	39,397	59,835	46,597	152,857	119,028	28%	18%	-22%
Gold	(ounces)	41,747	45,041	21,662	106,614	129,288	-18%	-48%	-52%
Silver	(‘000 ounces)	8,730	11,689	11,491	33,949	30,545	11%	32%	-2%
Uranium oxide concentrate	(tonnes)	883	348	89	1,567	2,853	-45%	-90%	-74%
Molybdenum	(tonnes)	337	113	190	544	1,356	-60%	-44%	68%
DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	(‘000 carats)	951	760	770	2,310	2,318	0%	-19%	1%
STAINLESS STEEL MATERIALS
Nickel (b)	(‘000 tonnes)	40.0	49.0	43.3	127.7	98.4	30%	8%	-12%
IRON ORE
Iron ore	(‘000 tonnes)	28,188	32,449	31,164	93,719	87,367	7%	11%	-4%
MANGANESE
Manganese ore	(‘000 tonnes)	733	1,537	1,710	4,403	3,975	11%	133%	11%
Manganese alloy	(‘000 tonnes)	104	131	171	365	488	-25%	64%	31%
METALLURGICAL COAL
Metallurgical coal	(‘000 tonnes)	7,596	8,893	8,157	26,454	26,956	-2%	7%	-8%
ENERGY COAL
Energy coal	(‘000 tonnes)	14,746	15,460	16,342	49,861	48,740	2%	11%	6%

(a)	Excluding Suriname which was sold effective 31 July 2009.
(b)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	MAR 2010	MAR 2009
PETROLEUM
Production
Crude oil & condensate (‘000 bbl)		15,613	18,523	21,648	20,506	19,736	61,890	47,805

Natural gas (bcf)		82.19	97.17	99.24	92.81	89.58	281.63	267.69

NGL (‘000 bbl) (a)		2,361	2,840	3,020	2,387	2,179	7,586	7,208

Total Petroleum Products (million boe)		31.67	37.56	41.21	38.36	36.84	116.41	99.63
ALUMINIUM
ALUMINA
Production (‘000 tonnes)

Worsley	86%	688	747	709	755	811	2,275	2,177

Suriname (b)	45%	226	226	78	—	—	78	709

Alumar	36%	137	135	132	184	210	526	402

Total		1,051	1,108	919	939	1,021	2,879	3,288
ALUMINIUM
Production (‘000 tonnes)

Hillside	100%	174	177	179	180	174	533	525

Bayside	100%	24	25	25	25	24	74	74

Alumar	40%	44	44	44	43	44	131	133

Mozal	47%	62	64	65	65	64	194	191

Total		304	310	313	313	306	932	923
BASE METALS (c)
COPPER
Payable metal in concentrate (‘000 tonnes)

Escondida	57.5%	86.6	111.5	102.8	130.6	101.5	334.9	306.1

Antamina	33.8%	25.7	26.3	24.3	26.6	22.4	73.3	82.7

Pinto Valley (d)	100%	4.4	—	—	—	—	—	33.3

Total		116.7	137.8	127.1	157.2	123.9	408.2	422.1
Cathode (‘000 tonnes)

Escondida	57.5%	45.0	49.4	47.9	45.9	36.2	130.0	122.7

Cerro Colorado	100%	26.5	27.5	18.6	21.6	20.2	60.4	74.6

Spence	100%	47.7	44.8	51.0	18.8	45.0	114.8	127.9

Pinto Valley (d)	100%	1.5	1.4	1.6	1.5	1.6	4.7	4.8

Olympic Dam	100%	45.4	46.3	37.7	26.1	2.2	66.0	147.8

Total		166.1	169.4	156.8	113.9	105.2	375.9	477.8
LEAD
Payable metal in concentrate (tonnes)

Cannington	100%	46,259	57,145	60,879	61,701	60,577	183,157	169,649

Antamina	33.8%	976	1,397	491	1,372	550	2,413	1,860

Total		47,235	58,542	61,370	63,073	61,127	185,570	171,509

ZINC
Payable metal in concentrate (tonnes)

Cannington	100%	12,943	13,258	15,190	18,324	15,257	48,771	41,591

Antamina	33.8%	26,454	30,929	31,235	41,511	31,340	104,086	77,437

Total		39,397	44,187	46,425	59,835	46,597	152,857	119,028
GOLD
Payable metal in concentrate (ounces)

Escondida	57.5%	17,496	17,595	13,905	20,924	20,010	54,839	49,727

Olympic Dam (refined gold)	100%	23,331	29,398	26,006	24,117	1,652	51,775	78,641

Pinto Valley (d)	100%	920	—	—	—	—	—	920
Total		41,747	46,993	39,911	45,041	21,662	106,614	129,288
SILVER
Payable metal in concentrate (‘000 ounces)

Escondida	57.5%	673	686	512	825	794	2,131	2,079

Antamina	33.8%	1,003	1,240	1,039	1,360	1,079	3,478	2,850

Cannington	100%	6,802	8,609	9,013	9,334	9,605	27,952	24,758

Olympic Dam (refined silver)	100%	200	259	205	170	13	388	678

Pinto Valley (d)	100%	52	2	—	—	—	—	180

Total		8,730	10,796	10,769	11,689	11,491	33,949	30,545
URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)

Olympic Dam	100%	883	1,154	1,130	348	89	1,567	2,853

Total		883	1,154	1,130	348	89	1,567	2,853
MOLYBDENUM
Payable metal in concentrate (tonnes)

Antamina	33.8%	318	166	241	113	190	544	1,197

Pinto Valley (d)	100%	19	—	—	—	—	—	159

Total		337	166	241	113	190	544	1,356
DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production (‘000 carats)

Ekati TM	80%	951	903	780	760	770	2,310	2,318
STAINLESS STEEL MATERIALS
NICKEL
Production (‘000 tonnes)

CMSA	99.9%	13.1	13.7	12.0	13.0	11.6	36.6	36.8

Yabulu (e)	100%	7.5	7.8	2.8	—	—	2.8	26.1

Nickel West	100%	26.9	27.1	23.4	36.0	31.7	91.1	61.6

Total		47.5	48.6	38.2	49.0	43.3	130.5	124.5
Refer footnotes on page 4.
IRON ORE
Production (‘000 tonnes) (f)

Newman (g)	85%	7,510	7,123	7,549	8,174	7,896	23,619	24,227

Goldsworthy Joint Venture	85%	558	280	428	417	421	1,266	1,136

Area C Joint Venture	85%	9,181	8,407	9,189	10,207	9,524	28,920	27,106

Yandi Joint Venture	85%	9,370	9,461	10,194	10,885	10,549	31,628	28,357

Samarco	50%	1,569	1,777	2,746	2,766	2,774	8,286	6,541

Total		28,188	27,048	30,106	32,449	31,164	93,719	87,367

MANGANESE
MANGANESE ORES
Saleable production (‘000 tonnes)
South Africa (h)	60%	351	156	428	664	781	1,873	2,035
Australia (h)	60%	382	344	728	873	929	2,530	1,940
Total		733	500	1,156	1,537	1,710	4,403	3,975
MANGANESE ALLOYS
Saleable production (‘000 tonnes)
South Africa (h) (i)	60%	51	5	30	76	106	212	296
Australia (h)	60%	53	20	33	55	65	153	192
Total		104	25	63	131	171	365	488
METALLURGICAL COAL
Production (‘000 tonnes) (j)
BMA	50%	5,165	6,378	5,822	5,609	5,871	17,302	18,330
BHP Mitsui Coal (k)	80%	549	1,482	1,597	1,829	1,251	4,677	3,953
Illawarra	100%	1,882	1,600	1,985	1,455	1,035	4,475	4,673
Total		7,596	9,460	9,404	8,893	8,157	26,454	26,956
ENERGY COAL
Production (‘000 tonnes)
South Africa	100%	6,453	7,682	8,099	7,382	7,741	23,222	22,215
USA	100%	2,907	4,207	4,162	2,978	2,925	10,065	9,929
Australia	100%	2,768	3,039	3,173	2,887	3,177	9,237	8,736
Colombia	33%	2,618	2,734	2,625	2,213	2,499	7,337	7,860
Total		14,746	17,662	18,059	15,460	16,342	49,861	48,740

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL).

Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).

(b)	Suriname was sold effective 31 July 2009.
(c)	Metal production is reported on the basis of payable metal.
(d)	The Pinto Valley operations were placed on care and maintenance in February 2009.
(e)	Yabulu was sold effective 31 July 2009.
(f)	Iron ore production is reported on a wet tonnes basis.
(g)	Newman includes Mt Newman Joint Venture and Jimblebar.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i)	Production includes Medium Carbon Ferro Manganese.
(j)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(k)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	MAR 2010	MAR 2009
PETROLEUM
BHP Billiton attributable production unless otherwise stated.
CRUDE OIL & CONDENSATE (‘000 barrels)
Bass Strait	3,057	3,744	3,501	3,031	2,779	9,311	9,699
North West Shelf (a)	2,150	2,178	2,305	2,362	2,328	6,995	6,699
Stybarrow	1,843	1,538	1,328	979	433	2,740	7,939
Pyrenees (b)	—	—	—	—	1,530	1,530	—
Other Australia (c)	158	150	172	46	15	233	549
Atlantis (d)	2,449	3,333	4,630	4,301	3,792	12,723	7,000
Mad Dog (d)	1,403	1,355	1,268	906	1,219	3,393	3,318
Shenzi (d) (e)	49	2,788	5,001	5,528	4,421	14,950	235
Trinidad /Tobago	542	354	445	398	407	1,250	1,815
Other Americas (d) (f)	613	505	473	453	403	1,329	2,284
UK	796	869	629	677	767	2,073	2,253
Algeria	2,457	1,611	1,793	1,717	1,543	5,053	5,745
Pakistan	96	98	103	108	99	310	269
Total	15,613	18,523	21,648	20,506	19,736	61,890	47,805

NATURAL GAS (billion cubic feet)
Bass Strait	17.02	28.98	31.31	24.20	18.81	74.32	79.22
North West Shelf (a)	31.63	32.97	32.86	33.98	35.34	102.18	90.43
Other Australia (c)	6.75	6.11	5.83	5.47	5.60	16.90	20.43
Atlantis (d)	1.32	1.95	2.85	2.38	2.44	7.67	3.73
Mad Dog (d)	0.33	0.33	0.35	0.20	0.35	0.90	0.77
Shenzi (d) (e)	—	0.73	1.75	1.90	1.49	5.14	0.04
Other Americas (d) (f)	1.76	1.68	1.75	1.54	1.41	4.70	4.74
UK	8.95	8.11	5.20	5.08	7.36	17.64	26.16
Pakistan	14.43	16.31	17.34	18.06	16.78	52.18	42.17
Total	82.19	97.17	99.24	92.81	89.58	281.63	267.69
NGL (‘000 barrels)
Bass Strait	982	1,875	2,080	1,572	1,376	5,028	4,483
North West Shelf (a)	416	437	438	464	478	1,380	1,182
UK	31	97	51	—	49	100	161
Algeria	932	431	451	351	276	1,078	1,382
Total	2,361	2,840	3,020	2,387	2,179	7,586	7,208
TOTAL PETROLEUM PRODUCTS	31.67	37.56	41.21	38.36	36.84	116.41	99.63

(million barrels of oil equivalent) (g)

(a)	North West Shelf LNG Train 5 was commissioned during the September 2008 quarter.

North West Shelf Angel was commissioned during the December 2008 quarter.

(b)	Pyrenees achieved first production on 1 March 2010.
(c)	Other Australia includes Griffin and Minerva. Griffin ceased production on 23 October 2009.
(d)	Gulf of Mexico volumes are net of royalties.
(e)	The Genghis Khan operation is reported in Shenzi. The Shenzi operation was commissioned during the March 2009 quarter.
(f)	Other Americas includes Neptune, West Cameron 76, Mustang, Genesis and Starlifter.

The Neptune operation was commissioned during the September 2008 quarter.

(g)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	MAR 2010	MAR 2009
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
ALUMINA
Production
Worsley, Australia	688	747	709	755	811	2,275	2,177
Paranam, Suriname (a)	226	226	78	—	—	78	709
Alumar, Brazil	137	135	132	184	210	526	402
Total	1,051	1,108	919	939	1,021	2,879	3,288
Sales
Worsley, Australia	683	731	716	773	735	2,224	2,227
Paranam, Suriname (a)	218	246	74	—	—	74	686
Alumar, Brazil	110	145	154	180	218	552	378
Total (b)	1,011	1,122	944	953	953	2,850	3,291
ALUMINIUM
Production
Hillside, South Africa	174	177	179	180	174	533	525
Bayside, South Africa	24	25	25	25	24	74	74
Alumar, Brazil	44	44	44	43	44	131	133
Mozal, Mozambique	62	64	65	65	64	194	191
Total	304	310	313	313	306	932	923
Sales
Hillside, South Africa	173	189	147	203	172	522	518
Bayside, South Africa	26	22	26	27	25	78	74
Alumar, Brazil	48	47	44	45	43	132	135
Mozal, Mozambique	41	88	67	56	58	181	182
Total	288	346	284	331	298	913	909
Tolling Agreement (b)	40	31	15	—	—	15	98
	328	377	299	331	298	928	1,007

(a)	Suriname was sold effective 31 July 2009.
(b)	Equity Alumina from Suriname was converted into Aluminium under a third party tolling agreement.

These tonnages were allocated to equity sales.

This Aluminium is now treated as third party product following the sale of Suriname.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	MAR 2010	MAR 2009

BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.
Escondida, Chile
Material mined (100%)	(‘000 tonnes)	97,357	102,558	102,352	101,976	103,216	307,544	297,276
Sulphide ore milled (100%)	(‘000 tonnes)	21,381	19,898	16,224	20,246	17,697	54,167	64,313
Average copper grade	(%)	0.93%	1.22%	1.40%	1.38%	1.29%	1.36%	1.09%
Production ex Mill (100%)	(‘000 tonnes)	156.4	199.6	188.4	233.0	189.6	611.0	551.3
Production

Payable copper	(‘000 tonnes)	86.6	111.5	102.8	130.6	101.5	334.9	306.1
Payable gold concentrate	(fine ounces)	17,496	17,595	13,905	20,924	20,010	54,839	49,727
Copper cathode (EW)	(‘000 tonnes)	45.0	49.4	47.9	45.9	36.2	130.0	122.7
Payable silver concentrate	(‘000 ounces)	673	686	512	825	794	2,131	2,079
Sales
Payable copper	(‘000 tonnes)	93.0	114.2	88.9	144.3	100.4	333.6	305.0
Payable gold concentrate	(fine ounces)	19,050	17,816	11,991	23,031	20,390	55,412	49,948
Copper cathode (EW)	(‘000 tonnes)	45.6	48.4	40.7	51.1	40.3	132.1	118.6
Payable silver concentrate	(‘000 ounces)	732	685	441	910	786	2,137	2,076
Cerro Colorado, Chile
Material mined	(‘000 tonnes)	17,927	17,289	17,019	16,586	14,513	48,118	53,051
Ore milled	(‘000 tonnes)	4,405	3,598	3,758	4,314	4,367	12,439	13,378
Average copper grade	(%)	0.86%	0.89%	0.79%	0.77%	0.72%	0.76%	0.86%
Production
Copper cathode (EW)	(‘000 tonnes)	26.5	27.5	18.6	21.6	20.2	60.4	74.6
Sales
Copper cathode (EW)	(‘000 tonnes)	26.5	30.5	18.3	21.2	20.7	60.2	75.6
Spence, Chile

Material mined	(‘000 tonnes)	19,505	20,049	19,111	3,800	18,739	41,650	58,805
Ore milled	(‘000 tonnes)	4,300	4,921	4,670	1,190	4,917	10,777	12,944
Average copper grade	(%)	1.51%	1.36%	1.55%	1.22%	1.34%	1.42%	1.79%
Production
Copper cathode (EW)	(‘000 tonnes)	47.7	44.8	51.0	18.8	45.0	114.8	127.9
Sales
Copper cathode (EW)	(‘000 tonnes)	45.1	45.2	42.2	32.7	40.3	115.2	123.0
Antamina, Peru

Material mined (100%)	(‘000 tonnes)	27,060	29,381	27,571	29,485	26,705	83,761	85,197
Sulphide ore milled (100%)	(‘000 tonnes)	7,853	8,437	8,321	8,962	8,791	26,074	24,044
Average head grades
- Copper	(%)	1.22%	1.19%	1.10%	1.15%	1.02%	1.09%	1.21%
- Zinc	(%)	1.57%	1.73%	1.65%	2.04%	1.59%	1.76%	1.48%
Production

Payable copper	(‘000 tonnes)	25.7	26.3	24.3	26.6	22.4	73.3	82.7
Payable zinc	(tonnes)	26,454	30,929	31,235	41,511	31,340	104,086	77,437
Payable silver	(‘000 ounces)	1,003	1,240	1,039	1,360	1,079	3,478	2,850
Payable lead	(tonnes)	976	1,397	491	1,372	550	2,413	1,860
Payable molybdenum	(tonnes)	318	166	241	113	190	544	1,197
Sales
Payable copper	(‘000 tonnes)	28.7	24.2	25.6	26.6	20.3	72.5	84.8
Payable zinc	(tonnes)	24,457	29,110	30,633	40,280	33,030	103,943	77,883
Payable silver	(‘000 ounces)	754	987	1,079	1,135	965	3,179	2,317
Payable lead	(tonnes)	207	724	1,707	703	830	3,240	1,112
Payable molybdenum	(tonnes)	382	171	264	107	148	519	1,262

Cannington, Australia

Material mined	(‘000 tonnes)	824	793	840	839	714	2,393	2,411
Ore milled	(‘000 tonnes)	628	746	798	859	708	2,365	2,269
Average head grades
- Silver	(g/t)	398	427	418	405	494	436	407
- Lead	(%)	8.8%	9.0%	9.0%	8.5%	10.0%	9.1%	8.9%
- Zinc	(%)	3.3%	3.0%	3.1%	3.4%	3.5%	3.3%	3.1%
Production

Payable silver	(‘000 ounces)	6,802	8,609	9,013	9,334	9,605	27,952	24,758
Payable lead	(tonnes)	46,259	57,145	60,879	61,701	60,577	183,157	169,649
Payable zinc	(tonnes)	12,943	13,258	15,190	18,324	15,257	48,771	41,591
Sales
Payable silver	(‘000 ounces)	5,490	9,841	7,978	9,652	8,268	25,898	24,955
Payable lead	(tonnes)	36,945	64,544	53,778	66,088	51,745	171,611	169,392
Payable zinc	(tonnes)	11,195	15,649	10,697	19,766	18,243	48,706	39,134
Olympic Dam, Australia

Material mined (a)	(‘000 tonnes)	2,415	2,370	2,479	734	689	3,902	7,462
Ore milled	(‘000 tonnes)	2,301	2,608	2,453	717	234	3,404	7,275
Average copper grade	(%)	1.83%	1.75%	1.70%	1.99%	2.33%	1.80%	1.91%
Average uranium grade	kg/t	0.52	0.57	0.58	0.58	0.57	0.58	0.53
Production

Copper cathode (ER)	(‘000 tonnes)	42.7	42.6	34.5	25.0	1.9	61.4	139.2
Copper cathode (EW)	(‘000 tonnes)	2.7	3.7	3.2	1.1	0.3	4.6	8.6
Uranium oxide concentrate	(tonnes)	883	1,154	1,130	348	89	1,567	2,853
Refined gold	(fine ounces)	23,331	29,398	26,006	24,117	1,652	51,775	78,641
Refined silver	(‘000 ounces)	200	259	205	170	13	388	678
Sales
Copper cathode (ER)	(‘000 tonnes)	42.7	40.5	36.1	23.7	6.1	65.9	140.5
Copper cathode (EW)	(‘000 tonnes)	2.7	3.8	3.2	1.5	0.7	5.4	8.8
Uranium oxide concentrate	(tonnes)	829	1,261	537	1,540	182	2,259	2,959
Refined gold	(fine ounces)	24,298	35,876	25,053	22,666	5,980	53,699	76,802
Refined silver	(‘000 ounces)	79	400	173	198	46	417	561

(a) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA (a)
Production

Copper concentrate	(‘000 tonnes)	4.4	—	—	—	—	—	33.3
Copper cathode (EW)	(‘000 tonnes)	1.5	1.4	1.6	1.5	1.6	4.7	4.8
Payable silver	(‘000 ounces)	52	2	—	—	—	—	180
Payable gold	(ounces)	920	—	—	—	—	—	920
Payable molybdenum	(tonnes)	19	—	—	—	—	—	159
Sales
Copper concentrate	(‘000 tonnes)	10.5	—	—	—	—	—	37.5
Copper cathode (EW)	(‘000 tonnes)	1.5	1.6	1.3	1.6	1.1	4.0	4.5
Payable silver	(‘000 ounces)	52	2	—	—	—	—	180
Payable gold	(ounces)	920	—	—	—	—	—	920
Payable molybdenum	(tonnes)	100	—	—	—	—	—	159

(a)	During February 2009 the operations were placed on care and maintenance.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	MAR 2010	MAR 2009
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.
DIAMONDS
Ekati TM, Canada
Ore Processed (100%)	(‘000 tonnes)	1,250	1,410	1,223	1,216	1,256	3,695	3,352
Production	(‘000 carats)	951	903	780	760	770	2,310	2,318

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	MAR 2010	MAR 2009
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
NICKEL
CMSA, Colombia
Production	13.1	13.7	12.0	13.0	11.6	36.6	36.8
Sales	11.6	18.1	11.4	11.4	13.4	36.2	33.3
Yabulu, Australia (a)
Production
Nickel metal	7.5	7.8	2.8	—	—	2.8	26.1
Cobalt	0.2	0.4	0.1	—	—	0.1	1.0
Sales
Nickel metal	9.1	7.9	2.2	—	—	2.2	25.7
Cobalt	0.3	0.3	0.1	—	—	0.1	1.0

(a) Yabulu was sold effective 31 July 2009.

Nickel West, Australia
Production
Nickel contained in concentrate	4.5	5.0	4.1	5.3	7.1	16.5	16.3
Nickel contained in finished matte	6.1	4.1	5.0	13.0	10.6	28.6	17.5
Nickel metal	16.3	18.0	14.3	17.7	14.0	46.0	27.8
Nickel production	26.9	27.1	23.4	36.0	31.7	91.1	61.6
Sales
Nickel contained in concentrate	4.3	5.2	3.9	5.2	7.0	16.1	16.0
Nickel contained in finished matte	5.9	5.5	3.7	11.8	10.8	26.3	16.1
Nickel metal	15.1	19.0	14.1	17.5	14.9	46.5	26.4
Nickel sales	25.3	29.7	21.7	34.5	32.7	88.9	58.5

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	MAR 2010	MAR 2009
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
IRON ORE (a)
Pilbara, Australia
Production
Newman (b)	7,510	7,123	7,549	8,174	7,896	23,619	24,227
Goldsworthy Joint Venture	558	280	428	417	421	1,266	1,136
Area C Joint Venture	9,181	8,407	9,189	10,207	9,524	28,920	27,106
Yandi Joint Venture	9,370	9,461	10,194	10,885	10,549	31,628	28,357
Total (BHP Billiton share)	26,619	25,271	27,360	29,683	28,390	85,433	80,826
Total production (100%)	31,316	29,731	32,188	34,921	33,400	100,509	95,089
Shipments
Lump	8,163	7,989	7,839	8,141	8,071	24,051	24,933
Fines	19,486	17,035	19,932	20,787	19,974	60,693	57,416
Total (BHP Billiton share)	27,649	25,024	27,771	28,928	28,045	84,744	82,349
Total sales (100%)	32,528	29,441	32,672	34,033	32,994	99,699	96,881

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Newman includes Mt Newman Joint Venture and Jimblebar.

Samarco, Brazil
Production	1,569	1,777	2,746	2,766	2,774	8,286	6,541
Shipments	1,428	1,788	3,076	2,933	2,594	8,603	6,072

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	MAR 2010	MAR 2009
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
MANGANESE ORE
South Africa (a)
Saleable production	351	156	428	664	781	1,873	2,035
Sales	221	367	712	751	741	2,204	1,628
Australia (a)
Saleable production	382	344	728	873	929	2,530	1,940
Sales	442	530	838	985	835	2,658	1,637
MANGANESE ALLOY
South Africa (a) (b)
Saleable production	51	5	30	76	106	212	296
Sales	54	70	101	66	77	244	216
Australia (a)
Saleable production	53	20	33	55	65	153	192
Sales	36	32	60	68	54	182	149

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	MAR 2010	MAR 2009
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,165	1,521	1,352	1,500	1,254	4,106	3,861
Goonyella	1,346	1,725	1,507	1,548	1,667	4,722	4,960
Peak Downs	1,105	1,268	1,187	817	1,030	3,034	3,122
Saraji	651	723	779	726	965	2,470	2,782
Norwich Park	427	513	392	575	375	1,342	1,471
Gregory Joint Venture	471	628	605	443	580	1,628	2,134
BMA total	5,165	6,378	5,822	5,609	5,871	17,302	18,330
BHP Mitsui Coal (b)
South Walker Creek	386	600	821	1,063	697	2,581	2,378
Poitrel	163	882	776	766	554	2,096	1,575
BHP Mitsui Coal total	549	1,482	1,597	1,829	1,251	4,677	3,953
Queensland total	5,714	7,860	7,419	7,438	7,122	21,979	22,283
Shipments
Coking coal	4,703	5,087	5,725	5,935	4,836	16,496	16,216
Weak coking coal	1,041	1,796	1,613	1,778	1,356	4,747	4,549
Thermal coal	253	461	453	204	385	1,042	1,012
Total	5,997	7,344	7,791	7,917	6,577	22,285	21,777

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,882	1,600	1,985	1,455	1,035	4,475	4,673
Shipments
Coking coal	1,637	1,696	2,097	1,408	980	4,485	3,727
Thermal coal	346	46	159	250	109	518	672
Total	1,983	1,742	2,256	1,658	1,089	5,003	4,399

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	MAR 2010	MAR 2009
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
South Africa
Production	6,453	7,682	8,099	7,382	7,741	23,222	22,215
Sales
Export	1,672	1,700	2,377	2,849	2,856	8,082	6,946
Local utility	4,725	5,446	5,378	4,687	4,263	14,328	15,349
Inland	97	70	46	49	56	151	596
Total	6,494	7,216	7,801	7,585	7,175	22,561	22,891
New Mexico, USA
Production
Navajo Coal	1,950	2,426	2,167	1,785	1,873	5,825	5,937
San Juan Coal	957	1,781	1,995	1,193	1,052	4,240	3,992
Total	2,907	4,207	4,162	2,978	2,925	10,065	9,929
Sales - local utility	3,172	3,453	3,604	3,660	2,555	9,819	10,437
Hunter Valley, Australia
Production	2,768	3,039	3,173	2,887	3,177	9,237	8,736
Sales
Export	2,360	1,958	1,766	2,959	2,263	6,988	6,451
Inland	764	573	619	382	601	1,602	2,360
Total	3,124	2,531	2,385	3,341	2,864	8,590	8,811
Cerrejon Coal, Colombia
Production	2,618	2,734	2,625	2,213	2,499	7,337	7,860
Sales - export	2,409	2,623	2,335	2,745	2,419	7,499	7,831